Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM REGAINS STATUS AS PREFERRED
ENCRYPTION SOLUTION SUPPLIER TO MAJOR
CUSTOMER: SECURES NEW DESIGN WIN
FORECAST TO RAMP TO ~$8M/YR

KFAR SAVA, Israel— February 23, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its biggest customers has selected the Company's latest Coleto Creek-based encryption cards for its next-generation appliances. Through this major design win, Silicom has regained its status as this customer's preferred encryption solution supplier, following a three-year hiatus during which the Company worked continuously with both the customer and Intel to provide a solution that satisfied all of the customer's requirements.

The customer has already placed initial serial production orders for cards to be used in its first next-generation appliance, and expects volumes to grow with the launch of additional new platforms. According to the customer's projections, orders for these cards will ramp up gradually during 2017, and the full run-rate, beginning in 2018, will reach approximately $8 million per year. In parallel, the customer has initiated discussions regarding future product lines based on Intel's encryption roadmap.

"We are pleased and proud to have renewed the flow of encryption card Design Wins from this important customer after a long break, demonstrating the depth of the trust in our customer relationships and the significant long-term potential of each and every large client," commented Shaike Orbach, Silicom's President & CEO. "When it became clear that we would not be ready with a solution for the customer's last-generation appliances, we refocused on the next generation, working closely with Intel while continuing to support and brainstorm with the customer. The successful result is evident in the cutting-edge cards for which we received this important Design Win. Now that we have the right products at the right time, the customer has returned to us as its preferred encryption card supplier and initiated discussions regarding future products."

Mr. Orbach continued, "This demonstrates again, as so many times in the past, how important our customer relationships are for our long-term success. It also demonstrates the ongoing potential of our 'traditional' non-Cloud customers - especially the big ones. Our customer focus and differentiated technology, coupled with a creative development team and privileged access to the Intel roadmap, is a winning combination that generates loyalty over time. While the sales process for any one Design Win can be lengthy, our persistence pays off with growth-driving Design Wins and loyal customers."

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com